EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended December 30, 2016 and January 1, 2016

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	December 30,	January 1,
	2016	2016

Basic

Weighted Average Number of Shares Outstanding	29,547	29,582

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$0.73	$0.33
Discontinued Operations	(0.18)	(0.16)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$0.55	$0.17

Diluted

Weighted Average Number of Shares Outstanding	29,547	29,582
Net Shares Assumed to be Issued for Stock Options and RSUs	284	357
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,831	29,939

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$0.72	$0.33
Discontinued Operations	(0.18)	(0.16)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$0.54	$0.17